United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on February 26, 2026, at Praia de Botafogo, 186, 20th floor, in the city of Rio de Janeiro, RJ and by videoconference, with the following members in attendance: Daniel André Stieler ("DS") – Chair, Marcelo Gasparino da Silva – Vice-Chair ("MG"), André Viana Madeira ("AM"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), Manuel Lino Silva de Sousa Oliveira ("OO"), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RC"), Shunji Komai ("SK") and Wilfred Theodoor Bruijn ("WB"). The meeting was secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. ("Vale"). Accordingly, the BoD deliberated on the following subject: "MERGER OF COMPANIES – BAOVALE AND CDA – With the favorable opinion of CARE, and without any reservations from the Fiscal Council (“CF”), as reported in its opinion, the BoD unanimously approved to submit to the next General Shareholders' Meeting, to be held on April 30, 2026, ("AG") (i) the proposed merger of the wholly-owned subsidiary Baovale Mineração S.A. ("Baovale") by Vale, without an increase in capital stock or issuance of new shares by Vale, including: (i.a) the ratification of the nomination of the independent auditor Macso Legate Auditores Independentes ("MLegate") to proceed with the valuation of Baovale's shareholders' equity, with the consequent preparation of the appraisal report and any other necessary documents; (i.b) the approval of Baovale's appraisal report prepared by MLegate; (i.c) approval of the Protocol and Justification for the Merger of Baovale by Vale; and (i.d) the authorization to the managers to carry out all acts necessary for the merger of Baovale by Vale; (ii) the proposed merger of the wholly-owned subsidiary CDA Logística S.A. ("CDA") by Vale, without an increase in capital stock or issuance of new shares by Vale, including: (ii.a) the ratification of the nomination of the independent auditor MLegate to proceed with the evaluation of CDA's shareholders' equity, with the consequent preparation of the appraisal report and any other necessary documents; (ii.b) the approval of the CDA appraisal report prepared by MLegate; (ii.c) the approval of the Protocol and Justification for the Merger of the CDA by Vale; and (i.d) the authorization of the managers to carry out all the acts necessary for the merger of the CDA by Vale; and (iii) the practice of all acts for the completion of the mergers, all under the proposed terms. (…)" I hereby attest that the items above reflect the decision taken by the Board of Directors. Rio de Janeiro, RJ, February 26, 2026. Luiz Gustavo Gouvêa Meeting Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2026		Director of Investor Relations